UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 28, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BHP BILLITON PLC and BHP BILLITON LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Andrew Mackenzie

2	Reason for the notification

a)	Position/status	PDMR (Chief Executive Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan and Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

Identification code: N/A

b)	Nature of the transaction

1. The award of 385,075 Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan.

2. The award of 56,217 Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	385,075
		2	Nil	56,217

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2017-11-24 2. 2017-11-24

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Peter Beaven

2	Reason for the notification

a)	Position/status	PDMR (Chief Financial Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan and Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

Identification code: N/A

b)	Nature of the transaction

1. The award of 198,200 Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan.

2. The award of 36,145 Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	198,200
		2	Nil	36,145

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2017-11-24 2. 2017-11-24

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Geoff Healy

2	Reason for the notification

a)	Position/status	PDMR (Chief External Affairs Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan and Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

Identification code: N/A

b)	Nature of the transaction

1. The award of 198,200 Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan.

2. The award of 34,222 Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	198,200
		2	Nil	34,222

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2017-11-24 2. 2017-11-24

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Minerals Australia)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan and Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

Identification code: N/A

b)	Nature of the transaction

1. The award of 218,020 Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan.

2. The award of 36,376 Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	218,020
		2	Nil	36,376

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2017-11-24 2. 2017-11-24

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Daniel Malchuk

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Minerals Americas)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan and Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

Identification code: N/A

b)	Nature of the transaction

1. The award of 198,200 Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan.

2. The award of 28,070 Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	198,200
		2	Nil	28,070

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2017-11-24 2. 2017-11-24

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Steve Pastor

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Petroleum)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan and Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

Identification code: N/A

b)	Nature of the transaction

1. The award of 198,200 Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan.

2. The award of 30,659 Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	198,200
		2	Nil	30,659

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2017-11-24 2. 2017-11-24

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Athalie Williams

2	Reason for the notification

a)	Position/status	PDMR (Chief People Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan and Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

Identification code: N/A

b)	Nature of the transaction

1. The award of 127,414 Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan.

2. The award of 24,801 Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	127,414
		2	Nil	24,801

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2017-11-24 2. 2017-11-24

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 28, 2017	By:	/s/ Margaret Taylor
	Name:	Margaret Taylor
	Title:	Group Company Secretary